Exhibit 12.5

CILCORP INC. Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	9 Months Ended	Year Ended
	September 30,	December 31,
	2008	2007
Net income from continuing operations	$ 41,916	$ 49,402
Add- Taxes based on income	19,526	21,018

Net income before income taxes	61,442	70,420

Add- fixed charges:
Interest on long term debt (1)	40,022	62,824
Estimated interest cost within rental expense	270	343
Amortization of net debt premium, discount, and expenses	1,050	1,322
Subsidiary preferred stock dividends	1,136	1,869
Adjust preferred stock dividends to pre-tax basis	515	812
Total fixed charges	42,993	67,170

Less: Adjustment of preferred stock dividends to pre-tax basis	515	812

Earnings available for fixed charges	$ 103,920	$ 136,778

Ratio of earnings to fixed charges	2.41	2.03